SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___1________)*


                                  Engex, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.10 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                  292851102
              -----------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1998
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages

CUSIP No. 292851102                13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David Selengut


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            82,200
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             82,200
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       82,200
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       8.4%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 292851102                   13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Venturetek, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             74,600
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       74,600
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       74,600

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.6%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 4 of 5 pages
Item 1.
         (a)   Name of Issuer:
               Engex, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               44 Wall Street
               New York, New York  10005


Item 2.
         (a)   Name of Person Filing:

          This statement is filed on behalf of David Selengut  ("Selengut")
          and  Venturetek,   L.P.  ("Venturetek")   (together,   the  "Reporting
          Parties"). See previously filed Exhibit A which is their agreement to file this Schedule on behalf of each of them.

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties' business address is 370 Lexington Ave. New York, NY 10017

         (c)   Citizen:

               Venturetek is a Delaware partnership and Selengut is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $.10 par value ("shares").

         (e)   CUSIP#:
               292851102

Item 4.   Ownership:

          (a)(b) As of December 31, 1998, the Reporting Parties may be deemed to beneficially own 74,600 shares or 7.6% of the Issuer's shares owned directly by Venturetek and 7,600 shares owned directly by Sutton Partners, LP.(1)

             (c) Selengut, as the general partner of Venturetek and Sutton Partners, LP, has sole voting and dispositive control of shares owned by each of them.


   __________________________________________________________________________
(1) Not included are (i) 86,200 shares owned by a limited partnership, some of whose limited partners are limited partners of Venturetek, LP;
     (ii) an aggregate of 26,328 shares owned by Ruki Renov, either directly by her, held in custodial accounts under the Uniform Gift to Minors Act
     UGMA), or held in family partnerships; (iii) an aggregate of 4,310 shares owned by Esti Stahler in custodial accounts under the Uniform Gift to Minors Act (UGMA) and in a family partnership. Ms. Renov and Ms. Stahler are limited partners of Venturetek LP, and they are children of J. Morton Davis, who is the Chairman, President, and investment advisor of the Issuer, and may also be deemed to beneficially own 34.2% of the Issuer.

                                                       Page 5 of 5 pages


Item 10.    Certification:
            By signing below we certify that to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.




                                           Venturetek, L.P.


                                         /s/ David Selengut
Dated:   February 8, 1999                By:________________________________
         New York, New York                  David Selengut
                                             General Partner









                                           /s/ David Selengut
Dated:   February 8, 1999                 By:_________________________________
         New York, New York                   David Selengut